Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 17, 2021

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
InfraCap Equity Income Fund ETF S000074860

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 30, 2021, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 122 to its registration statement. PEA No. 122 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on October 14, 2021, for the purpose of registering a new series of the Trust: the InfraCap Equity Income Fund ETF (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 122.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – Summary Section - Fee Table

1.Staff Comment: Please provide a completed fees and expense of the Fund table and expense example via correspondence at least 5 days before including in an amendment pursuant to Rule 485(b) under the Securities Act of 1933.

Response: The Trust responds by providing the completed fee table in the revised prospectus attached as Appendix A.

2.Staff Comment: Please confirm that expenses related to short sales are included in Other Expenses or include such expenses in a separate line item.

Response: The Trust responds by confirming that the estimated expense includes the expenses related to short sales.

Prospectus – Summary Section - Principal Investment Strategies

3.Staff Comment: The Fund’s investments in equity securities may include common stocks, preferred stocks and convertible securities. In your response letter please explain why convertible securities are considered equities for purposes of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) (the “Names Rule”). Please note that convertible debt and convertible equity are both convertible securities.

Response: The Trust responds by supplementally noting that, for purposes of the Names Rule, convertible securities have economic characteristics similar to equity securities because they can be converted into common stock by the holder of the securities. Further, the Trust notes that it is not aware of any formal treatment of convertible securities under Rule 35d-1. Accordingly, the Trust believes that the Fund’s treatment of all convertible securities as qualifying for compliance with its 80% investment policy is reasonable in the absence of formal SEC guidance and consistent with industry practice.

4.Staff Comment: If the Fund will invest principally in “unsponsored” ADRs, GDRs, and IDRs, as suggested by the principal risk disclosure, please specifically state the same in the principal investment strategies disclosure.

Response: The Trust responds by revising the disclosure to clarify that the Fund may invest in both sponsored and unsponsored ADRs, GDRs, and IDRs.

5.Staff Comment: The Staff notes the Fund’s principal investment strategy disclosure does not clearly explain the Fund’s REIT strategy. Please revise the disclosure to explain how the Fund’s REIT strategy will achieve capital appreciation. Please also, explain how the Adviser will select REITs for inclusion in the Fund’s portfolio.

Response: The Trust responds by revising the applicable disclosure as outlined in the Prospectus attached as Appendix A. The Trust further responds by noting that the factors the Adviser considers when determining whether to include investments, including investments in REITs, in the Fund’s portfolio are already included in the Item 4 disclosure.

6.Staff Comment: While the principal investment strategy disclosure includes a wide range of instruments available to use, the disclosure provides minimal guidance on how the Adviser will construct the portfolio as a whole to achieve the Fund’s objective. The strategy provides only minimal guidance on how the Adviser selects investments and does not address how investments work together. Therefore, please explain more directly how the Adviser determines amount of leverage appropriate in the portfolio construction process, and how it allocates that leverage across the entire portfolio at any given time. Please revise the strategy to focus the disclosure on the instruments that are principal to achieving the Fund’s objective versus those in which the Fund “may” invest.

Response: The Trust responds by revising the applicable disclosure as outlined in the Prospectus attached as Appendix A. The Trust further responds that it believes the use of “may invest” is appropriate in the context in which it is used. Specifically, the Trust believes that the term “may” intends to provide flexibility for the Fund to invest in a number of different types of equity securities, without implying that the Fund “will” at all times be invested in the types of securities discussed.

7.Staff Comment: Please substantially revise the principal investment strategy to explain in clear, concise, and understandable language how the Adviser selects investments and constructs the Fund’s portfolio as a whole. Please disclose the data, analyses, and other considerations the Adviser principally considers when making investment and portfolio construction decisions. If the Adviser focuses on “global macroeconomic factors,” then the disclosure should focus on those factors, including how the Adviser formulates its economic views and chooses investments consistent with such views. Please present the information in an organized and thoughtful manner to facilitate investor understanding.

Response: The Trust responds by revising the applicable disclosure as outlined in the Prospectus attached as Appendix A.

8.Staff Comment: The disclosure notes that the Adviser may engage in active trading with high portfolio turnover of the Fund’s portfolio investments to achieve the Fund’s investment objective. Please substitute “will” for “may” or explain why the suggested change is not appropriate

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section - Principal Risks.

9.Staff Comment: There currently appears to be no strategy corresponding to the following risks: Investments in Companies with Business Related to Commodities; Utilities Risk; and Pipelines/MLP Risk. If the Fund intends to focus on specific sectors as suggested by the risk disclosure, in strategy section please specifically address how the Adviser will evaluate or consider these types of companies or sectors in making investment selections for the Fund.

Response: The Trust responds by adding disclosure to the principal investment strategies disclosure related to the Fund’s investments in: companies with business related to commodities; utilities; and pipelines/MLPs. The Trust further responds by noting that the factors the Adviser considers when determining whether to include a company, including the types of companies discussed in the applicable risk factors, in the Fund’s portfolio are already included in the Item 4 disclosure.

10.Staff Comment: The Staff notes the prospectus discloses that Fund’s use of derivatives to obtain short exposure, if any, may result in greater volatility of the Fund’s NAV per share. Please remove the qualifier “if any”. Likewise, please either address total return swaps as a principal investment strategy of the Fund or delete references in the principal risk disclosure.

Response: The Trust responds by making the requested revision.

11.Staff Comment: The principal risk disclosure states the Fund may use swap agreements or use prime brokerage or lending agreements. Please revise the summary section to include corresponding strategy disclosure. The strategy section should address the Adviser’s use of these techniques to achieve the Fund’s objective. Alternatively, please remove the references as a principal risk of the Fund.

Response: The Trust responds by removing the references to the use of prime brokerage or lending agreements.

12.Staff Comment: The Short Sale Risk disclosure states the Fund will cover its short positions by buying shares in the market either (i) at its discretion or (ii) when called by the broker-dealer lender. Please revise the risk factor to clarify that covering such short positions on a discretionary basis may not mitigate short sales risk.

Response: The Trust responds by adding the following to the Short Sales Risk factor:

“Covering such short positions on a discretionary basis may not mitigate short sales risk.”

13.Staff Comment: With respect to the Investments in Companies with Business Related to Commodities risk factor, if investments in such companies are principal, please revise the first sentence of the risk factor to indicate the Fund “will” invest in such companies rather than “from time to time”. Please also move the first two sentences to the strategy section. If Investments in Companies with Business Related to Commodities is not a principal strategy of the Fund, please delete the risk factor.

Response: The Trust responds by adding disclosure to the principal investment strategies section related to the Fund’s investments in securities of companies whose business is related to commodities, and by moving the first two sentences from the applicable risk factor to the principal investment strategies section.

14.Staff Comment: Please move the first two sentences under Convertible Securities Risk to the strategy section. Please also provide more specific descriptions of the risks that convertible securities pose to the Fund.

Response: The Trust responds by adding the following disclosure:

“The Fund may invest directly or indirectly in securities convertible into common stock if, for example, the Fund believes that a company’s convertible securities are undervalued in the market. Convertible securities eligible for purchase by the Fund include convertible bonds, convertible preferred stocks and warrants.”

The Trust also responds by adding the following risk disclosure to Item 4:

“Convertible Securities Risk. If market interest rates rise, the value of a convertible security usually falls. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. Since it derives a portion of its value from the common stock into which it may be converted, a convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock.”

15.Staff Comment: If Utilities Risk and Pipelines/MLP Risk are principal risks of the Fund, please include corresponding investment strategy disclosure. In doing so, please disclose how such investments will help achieve the Fund’s investment objective, as such investments often do not provide “total return”. Please also disclose whether the equity interests in MLPs include general partner interests and limited partner interests. Please also amend the Fees and Expenses of the Fund table to add deferred income expense and current income expense as separate line items. Also, if correct, please disclose the risk that shareholders of the Fund may receive corrected IRS 1099s as a result of the Fund’s investments in MLPs.

Response: The Trust responds by adding the following disclosure:

“Depending on the current market environment, the Adviser may select investments in sectors such as Utilities, REITs, Industrials and Pipelines, when it believes equity securities of these sectors offer high dividends and total return opportunities on a relative basis. The Fund may invest in limited partnership interest through MLP units, securities of companies holding primarily general partner or managing member interests in MLPs, and other investment companies that invest in MLPs.”

The Trust further responds by revising the Item 9 risk disclosure to clarify that shareholders may receive a corrected IRS 1099 as a result of the Fund’s investments in MLPs. The Trust also responds by supplementally stating that the Fund does not expect to have current income expense or deferred income expense and therefore respectfully declines to add these line items to the fee table.

16.Staff Comment: In the High Yield Debt Securities (“Junk” Bond) Risk disclosure, please directly state that junk bonds are consider speculative investments.

Response: The Trust responds by making the requested revision.

17.Staff Comment: If the Temporary Defensive Positions disclosure relates to a temporary strategy, please move out of the summary section and to Item 9.

Response: The Trust responds by making the requested revision.

Prospectus – Additional Information About the Fund – Principal Investment Strategies

18.Staff Comment: The Staff notes that the Item 9 strategy disclosure is missing and only addresses principal risks. Please revise the Item 9 disclosure as required under Items 9(b). If the Fund believes the prospectus fully describes the requirements of Item 9 in Item 4, please consider moving the Item 4 disclosure to Item 9 and provide a summary of the Fund’s investment strategy in Item 4. Please refer to IM Guidance Update 2014-08. If the Fund believes Item 9 would be repetitive and not helpful, this would indicate the Item 4 disclosure is not adequately summarized.

Response: Please see the revised Prospectus attached as Appendix A, which revises the Item 9 disclosure.

19.Staff Comment: Please make all changes suggested to Item 4 to the corresponding disclosure in Item 9. Please also reconcile the risk disclosures, including the risk factor names.

Response: The Trust responds by making the requested revisions. Please see the revised Prospectus attached as Appendix A.

Statement of Additional Information

20.Staff Comment: In your response letter, please confirm the last sentence under the subsection “Percentage and Rating Restrictions” is administered consistently with the Fund’s liquidity management program.

Response: The Trust responds by supplementally confirming that the disclosure in question is consistent with the Fund’s liquidity risk management program.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP

Enclosures